Filed by WorldCom, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                               Subject Company:  WorldCom, Inc.
                                                    Commission File No. 0-11258

                                                               November 3, 2000

The following transcript contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning future operating performance, share of new and existing markets, and revenue and earnings growth rates. Such forward-looking statements, which are not a guarantee of performance, are subject to a number of uncertainties and other factors, that could cause actual results to differ materially from such statements, including vigorous competition; the ability to establish a significant market presence in new geographic service markets, and the success and market acceptance of new products and services. For a more detailed description of the factors that could cause such a difference, please see WorldCom, Inc.'s filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We urge investors and security holders to read WorldCom, Inc.'s Registration Statement on Form S-4, including the prospectus and proxy statement, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the U.S. Securities and Exchange Commission, they may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of WorldCom, Inc. stock may also obtain each of these documents (when they become available) for free by directing your request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section
10 of the Securities Act.

WorldCom, Inc. and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of shareholders to adopt the proposals which will be set forth in the proxy statement contained in WorldCom Inc.'s Registration Statement on Form S-4. The participants in this solicitation may include the directors and executive officers of WorldCom, Inc., who may have an interest in the transaction including as a result of holding shares of common stock and/or options to acquire the same. A detailed list of the names and interests of WorldCom Inc.'s directors and executive officers is contained in the Company's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet Website at http://www.sec.gov.

             THE FOLLOWING IS A PRESS CALL TRANSCRIPT ISSUED BY
                     WORLDCOM, INC. ON NOVEMBER 1, 2000

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                                          WORLDCOM

                                      November 1, 2000
                                        12:15 p.m. CST



Coordinator              Good afternoon, and thank you for Standing by.  I
                         would like to remind all parties that this call is being recorded at the request of WorldCom.
                         If you should have any objections, you may disconnect at this time. I would now like to introduce your moderator for this call, Mr. Brad
                         Burns, Vice President of Public Relations for
                         WorldCom.

B. Burns                 Thank you.  And thank you for joining us, everyone.
                         As you know by now, WorldCom today made an announcement that we are realigning our businesses to provide greater focus for shareholders and our business units. With us here today is Bernie Evers, President and CEO of WorldCom, who will make a few brief comments, then take your questions. Bernie?

B. Evers Thanks, Brad. As Brad mentioned to you in his opening comments, WorldCom is establishing two separate business operating units today. One is consumer focused, switch service focused, which will be known as MCI. In the MCI unit will be the consumer business, the dial-up Internet business, our traditional wholesale business, our paging business, which could be known as Skytel, and alternate channels, which is really prepaid cards and a few odds and ends like that. The primary objective of forming this piece of the company is to focus the unique characteristics of this business unit on cash, cash generation.

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                         The other part of WorldCom, or the remaining part of
                         WorldCom, which will be known as WorldCom, will focus on data, dedicated Internet, international, our new Generation D initiatives, which is really at this point Web hosting, IP/VPN services, and Web centers; and will also have our business voice in it.

                         Now, the question that obviously comes up is why a tracking stock? First consideration we gave as to why a tracking stock is because it is the quickest to close. Time to close was an issue that was very important to us, that we get resolution of these business units. The second is that it's seamless to customers. They will be absolutely transparent to all our customers. The third is that it gives regulatory certainty. Tracking stocks do not require any regulatory approvals. And it gives us financial flexibility. By "financial flexibility," I mean the ability of either company to allocate debt based on the unit's capability of repaying the debt.

                         One of the things that WorldCom has suffered with over the last little while is our perception in the marketplace of not knowing where we're headed, and this restructuring gives us an ability like we haven't had in the recent past of providing clarity, predictability to our shareholders, generating shareholder value, and last but certainly not least, focusing our management around the

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                         objectives of these two separate business units.

                         Brad, maybe we should take some questions.

B. Burns                 Great.  Operator, we can open it up to questions now.

Coordinator              Thank you.  One moment, please. Our first question
                         comes from Robert Schoenberger of Clarion Ledger.
                         You may ask your question.

R. Schoenberger          Good afternoon.  My question is about Skytel being
                         listed in the tracking company. At the analyst call this morning, John Sitchmore talked about several different wireless technologies that all seemed to come out of Skytel. How is that going to reconcile with Skytel being in the secondary company?

B. Evers The wireless technologies that John Sitchmore talked about were wireless Internet technologies, and Skytel is by and large a two-way and a one-way mobile paging business. Because of those characteristics, and because most of the subscribers are individual subscribers, we feel like it fits best into the MCI business unit. It doesn't mean that it couldn't be used by and sold by and will continue to be sold by, on a resale basis, our WorldCom business unit.

R. Schoenberger          Will this mean a transfer of personnel from the
                         Skytel Wireless people to WorldCom?

B. Evers Well, I think you asked the question wrong. What you mean to say is, does it mean the transfer of personnel from WorldCom to MCI, and it does.

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R. Schoenberger          Thank you.

Coordinator              Richard Waters of Financial Times, you may ask your
                         question.

R. Waters                Yes, hello.  Given that what you've laid out here is
                         a new direction for WorldCom and the separation of these two businesses and a change in direction from what you've done up until this point, what about you personally, Mr. Evers? Are you the right person to lead this company? Do you have the right qualities and management skills? And what are we going to see from you in terms of a different sort of side in the future?

B. Evers Well, I think that's probably a question that you should ask my board of directors. I'm sure with the recent performance of the stock, people have a legitimate right to ask whether I have the ability to lead this company. But I'm sure also that my board of directors, who are largely shareholders, will address that, if they feel like that's appropriate.

R. Waters                What have you heard from them? Have they given
                         you a view on that?

B. Evers                 I beg your pardon?

R. Waters                What have they said to you about how long they
                         want you to lead this company now?

B. Evers They haven't told me that they have any time defined when they would like for me to leave.

R. Waters                Okay.

B. Evers                 It doesn't take long to make that decision.

Coordinator              Ms. Shawn Young of The Wall Street Journal, you may
                         ask your question.

S. Young Hello. Given that not all that long ago I remember you making some very negative comments about tracking stocks and how they were essentially sleight of hand. I'd be interested to hear you sort of walk us through the evolution of what turned it into not slight of hand and a good decision. When did you start considering this seriously?

B. Evers I don't remember what comments I made that indicated that I thought a tracking stock was sleight of hand. Can you refresh my memory?

S. Young                 I don't have them specifically in front of me, but -

B. Evers                 Well, what are you referring to, then?

S. Young                 It may have been a joke that you made -

B. Evers                 Oh.

S. Young You've been known to be sarcastic, and perhaps I took you too seriously. In any case, would you walk us through -

B. Evers I'm not going to - if you're asking me a question about something you can't even remember, I'm not going to address that. I can tell you that certainly from the company's point of view, what process we have

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                         gone through is a rationalization of the assets that
                         we have. And those assets have very different characteristics. Some have potential for fast growth; some have potential for very little growth but have potential for substantial cash flow.

                         And instead of kind of being in no-man's land in the investor world, we thought it was best to give our shareholders an opportunity, maybe different shareholders over a period of time, the opportunity for shareholders who are interested in cash flow and dividends to participate in that part of what the assets in the company are generating; and then those that are looking for growth in revenues and EBIT DA and earnings, and as a result, stock price, for them to participate in that part of the company. When you're in between, you're a piece of both, it makes it very difficult for your shareholders and the analysts who follow you to decide what is your main business.

S. Young Okay. Can you tell us when you started to consider that seriously?

B. Evers I don't know. I don't know what you mean when you say "serious." I haven't had many days in my life when I haven't been serious. But it's been for quite some considerable period of time.

S. Young                 Okay, thanks.

Coordinator              David Henry of USA Today, you may ask your question.

D. Henry Mr. Evers, I wonder if you would talk a minute about your relationship with the market. I mean, this must have been a sort of humbling experience to go from a time when the market is very enthusiastic about you, that helped put high valuations on your stock, helped you buy MFS with the UU Net, and on to MCI, and now handed you a margin all on taking your stock down and funded competitors like Level 3, dissed your network. Could you talk a little bit about that?

B. Evers                 Well, this is certainly not an enjoyable experience.
                         If you want to call it humbling, it certainly is that. I will never say that there haven't been mistakes made. Some of those mistakes are mine. It's a mistake now to look back and have spent a year trying to get through the Sprint transaction. I'll also say that at the time we entered into the Sprint transaction, we made our best judgment, mine and others, on the chances of it being approved from a regulatory point of view, and believe to this day that it would have been a good thing for the company. But that ended up a mistake, and I certainly am accountable for that mistake.

                         But I think any human being who sits in this seat would say that it is more fun at a time when things are going well than when we are having a struggle. But I also believe, from the very deep parts of me, that there is potential and opportunity to go back to where we were, and that's the reason we've done what we've done.

D. Henry To follow up, thinking about what the markets may still have in store for you, I've heard the references to margins being good in data and in IP, and I'm wondering, with all the capacity that the markets have funded among your competitors, whether it's reasonable to assume that those kind of margins will be good and won't go the way of the margins in Consumer Voice.

B. Evers Well, as more of the world goes to data traffic, the data business as a whole will get more competitive.
                         I don't think it will be a result of the funding of competitors who are putting in capacity. We personally believe that there will not be an over-supply of capacity. But I think it's important also to realize that a very small percentage of the cost of doing business in the data and Internet world is putting in capacity. The fiber itself is a very inexpensive piece, less than 20% of the total cost of putting in a network. And the other part, the 80%, is in the electronics that light up the fiber that you put in the ground. That's not a cost that anyone else has an advantage on us over, and is not a cost that people incur before they get traffic and before they get customers that use those networks.

                         So I think people will build capacity to meet the needs of their customers. And I think that stands WorldCom in good stead in the future, because of the addition of the MCI marketing expertise. Marketing and sales drives the demand for network, and we feel like we'll be able to capture our share of the market in that area.

D. Henry                 Thank you.

Coordinator              Nat Moore of Associated Press, you may ask your
                         question.

N. Moore Good morning, Bernie, good morning, Brad. Just wanted to touch base with you regarding what kind of impact you think this will have on your rank and file shareholders, the folks from Brookhaven and Tupelo who trek to the annual meetings. Do you think they're going to be reacting positively to this?

B. Evers                 Will they be reacting positively to what, Nat?

N. Moore To announcing the spinoff as - for the tracking stock for MCI ?

B. Evers Well, I don't think because they live in Jackson or Brookhaven, they're going to be any different than any other investors. If they think that what this does is cause the stock to increase, and as a result they have a better value proposition in what they own, I think they'll like it. If we are not successful -- we certainly feel comfortable we will be - but if we are not successful, I don't think I'm going to be any better liked than I have been in the last few months.

N. Moore                 Thanks, I appreciate it.

Coordinator              John Van of Chicago Tribune, you may ask your question.

J. Van Hello, Bernie. I'm interested in one thing, in this idea that the revenue from voice long distance has been declining faster than

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                         expected.  It's been talked about in the industry
                         for years now that the shift was going from voice to data, and that that would mean that the traditionally very lucrative voice margins were going to shrink. What happened that caught you unawares, that you didn't plan for this some years back? Because it's not like it's been a secret.

B. Evers Well, if you're talking about voice going to data, I guess that means you're talking about voice going to voice over Internet protocol?

J. Van Well, that's of course coming up in the future, but the idea being -

B. Evers                 Voice doesn't go to data.

J. Van                   No.  What I'm getting at -

B. Evers                 So I don't know what -

J. Van -- is the idea that as this new capacity is being built and that more competitors are looking to the capture data market, that the voice becomes a secondary play, and that the margins are going to shrink.

B. Evers Well, that's not right. I don't quite understand the premise of your question, but let me say that the things that have significantly impacted the growth of the voice business have been largely wireless, the transition of people's use, instead of calling cards, credit card calls and so on, over onto wireless, and everybody knows how fast wireless has grown. And I would not agree with your assumption that this is not something we knew was happening; but it certainly has accelerated

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                         over the last little while because of the success of
                         cellular, but also because of the reduction of access costs, which has lowered the prices that we charge for that service. That's a pass-through service that gets passed on to customers and businesses. I don't think it's a real big surprise that our voice services are decreasing at the rate they're decreasing at.

J. Van                   So you weren't surprised.

B. Evers                 I think that's what I said.

J. Van I thought originally you said that you had been surprised. I'm sorry, I misunderstood. So you've not been surprised at the declining margins in voice.

B. Evers Well, I was really talking about revenues more than margins. The declining margins in voice - the margins in voice have not been declining-on the business side have been declining some, but on the consumer side have not been declining substantially.

J. Van So where - I mean, these cellular calls, if they go long distance, they're not going wirelessly long distance; they're going over wires.

B. Evers                 So what are you saying?

J. Van                   Well, that's what I don't get.  You said that the -

B. Evers What do you mean, they're going over wires? They're going wireless to wireless.

J. Van Yes. But if I make a call in Chicago to somebody in New York, it -

B. Evers                 Less than 15% of cellular is long distance.

J. Van                   But you're in the long distance business.

B. Evers Well, that's right. But that's what I'm saying, very little of that happens. So that is in-region stuff, in the State of Michigan or whatever, like that.

J. Van Well, that's what I'm getting at. So how does the rise of wireless affect the decline in long-distance voice revenues?

B. Evers Well, there is -- that 15% that is going over to wireless on a total market share basis is quite a significant number. Your question was whether it was a surprise to us.

J. Van                   Yes.

B. Evers And I don't think it was a surprise to us. It was a little steeper incline than maybe what we had projected.

J. Van                   So what can you do about that?

B. Evers                 What can we do about that?  Create a tracking stock.

J. Van                   Okay.  Thank you.

B. Burns                 Thanks, John.

Coordinator              Ms. Anaid Carew of Computer Wire, you may ask your
                         question.

A. Carew Hello. I understood from the earnings call in June earlier this year that you were considering keeping your wholesale business with your business side. What has changed since then to make you put it along with the consumer?

B. Evers Well, it's not with the consumer. It's in the same division as the consumer. It's still a standalone operating business in that business unit. But I don't know of anything that's changed. We have always looked at putting in that tracker, if we established one, consumer and wholesale.

A. Carew Right. Okay. Your comments about how long you spent on this Sprint merger and the fact that that didn't get together in the end, how much of an impact would you say this had in terms of distraction from your core business and making something like this happen?

B. Evers Well, when you say "how much," that implies that there's a way to measure it definitively, and I don't know that I can do that. But I can tell you that when you spend a lot of your efforts in front of regulators, you don't come out with new products that you might otherwise come out with. There is some diversion of focus. You spend a lot of time talking about how you merge organizations together and that type of thing. So I don't know how to quantify that in a number or something like that, but it certainly is a diversion of focus.

A. Carew Right. Okay. And in terms of - I mean, you seem to be focusing a lot on wireless, and the fact that -

B. Evers                 I'm focusing on wireless?

A. Carew No, no, no; the last question that was asked, you said that part of the reason for the decline in long distance was the growth in wireless, and I'm just wondering, considering, okay, you thought before you wanted to go into wireless with Sprint, I'm just wondering, could it ever be a possibility or is it a definite no-no, the thought of somehow getting a wireless to go with your consumer business?

B. Evers Look, it is a definite no-no for right now. Would it ever be? I have no idea what my successor will do.

A. Carew                 Your successor?

B. Evers                 Yes.

A. Carew When you say your successor, how do you mean? I didn't know you were-

B. Evers Well, you said forever. I don't know when in the hell that is.

A. Carew Okay. But do you see - there's not much likelihood, then, in the short term.

B. Evers                 That's what I said.

A. Carew Or in the near term? I mean in terms of UMTS coming up and all of that?

B. Evers Give me a break. Define the difference in your opinion between "near term" and "short term."

A. Carew                 Okay.  Let's say the next two, three years.

B. Evers                 Well, that's long term to me.

A. Carew                 Is it?

B. Evers At this point in time, I don't see any reason for us to do something - if you're talking about acquiring a wireless company, I don't see -

A. Carew Or acquiring Spectrum or - you know, there are auctions coming up?

B. Evers Oh. I don't see us involved in that in the next - period of time.

A. Carew                 Right.  Okay, thank you very much.

B. Burns Thanks. Operator, we can take one more question, please.

Coordinator              Thank you.  Our final question comes from Elizabeth
                         Douglas of the L.A. Times.

E. Douglas               Good morning.  I just wondered if you could elaborate
                         a little bit on what you think lies ahead for the consumer long distance business.

B. Evers Elizabeth, why don't you explain a little bit more about what you're getting at, so I can be more concise.

E. Douglas               Well, both your business and AT&T's  business have
                         incredibly good margins still, margins that many businesses would die for, yet Wall Street doesn't reward you for that too much. And the trends that you mentioned earlier seem to point to decreasing revenues. So I'm wondering how you plan to keep those margins up while revenues decline, etc.

B. Evers Well, I don't know that we will be able to keep them up as margins decline. I would think that we

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                         would have some impact on our margin as we go
                         forward in the consumer business. But unfortunately, public companies are not judged on the basis of the cash flow they generate. Sad but true. They're judged primarily on the revenue growth that they generate, and the growth - not actual, but growth - in earnings per share. And that is a segment of the market that does not provide opportunity for MCI to significantly grow revenues, and as a result, we aren't anticipating significantly growing earnings per share. But cash will be the main driver of that business.

                         Now, there are several factors that have caused that to occur. Let me just give you a few. Certainly, the Bell operating company's entrance into the consumer long distance business is a factor. They are powerful competitors. The regulatory environment is a very, very significant factor. Over the last couple of years what has happened is in the Department of Justice, when the Bell operating companies wanted to get together so that they could be bigger, so that they could be more successful companies, they were allowed to do it. Long distance companies have not been able to do that. And that's a very, very significant factor.

                         At the FCC, we have had several things that have materially impacted our business. One is the Calls Plan. The second thing is de-tariffing. De-tariffing is a very significant issue for someone who tries to generate their growth

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                         through telemarketing, because now with de-tariffing,
                         we have to have a signed contract for every customer. The fact that - dealing with slamming complaints. No one likes slamming. But the fact of the matter is, mistakes are made periodically in the telemarketing business. Very seldom are those mistakes intentional. But the fact of the matter is, they do occur. And the FCC is now shirking its responsibility and handing off to all the states individually to handle slamming complaints. And that's a very, very significant detractor from our ability to grow our business.

                         There are several others. The bottom line of it is, the social engineering that has gone on in that environment is destroying the competitive landscape.

E. Douglas               Could I have a follow-up on that?

B. Ever                  Sure.

E. Douglas               I just wonder what you see, then, looking out at the
                         long distance business five or ten years from now, do you see you and MCI and Sprint still being major players, or do you think the Auerbachs, once they're in, basically become the leaders?

B. Evers Well, they will certainly become the leaders in the consumer side of the business. No question about that.

E. Douglas               Thank you.

B. Burns Thanks, everybody. We appreciate you joining us today. If you have any additional questions, feel free to call 1-800-644-NEWS, and we'd be happy to help you out as well as possible. Thank you.


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